Filed Pursuant to Rule 424(b)(5)

Registration No. 333-222132

AMENDMENT NO. 1 DATED DECEMBER 1, 2020

To Prospectus Supplement dated October 2, 2020

(To Prospectus dated January 11, 2018)

DPW Holdings, Inc.

Up to $40,000,000

Shares of Common Stock

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This Amendment No. 1 to Prospectus Supplement, or this amendment, amends our prospectus supplement dated October 2, 2020, or the prospectus supplement. This amendment should be read in conjunction with the prospectus supplement and the prospectus dated January 11, 2018, both of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

On October 2, 2020, we entered into an At-The-Market Issuance Sales Agreement, or the sales agreement, with Ascendiant Capital Markets, LLC, or the sales agent, relating to the sale of shares of our common stock, $0.001 par value per share, offered by this prospectus supplement and the accompanying prospectus, as amended by this amendment. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $40,000,000 (which amount includes shares we have already sold pursuant to the sales agreement prior to the date of this amendment) from time to time through the sales agent. As of November 23, 2020, we have sold an aggregate of 4,906,340 shares of our common stock pursuant to the sales agreement for gross proceeds of $8,953,354.

Sales of our common stock, if any, under this prospectus supplement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act. The sales agent is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Our common stock is traded on the NYSE American under the symbol “DPW.” The sale price of our common stock on November 23, 2020 was $7.19 per share.

As of the date of the prospectus supplement on October 2, 2020, we were subject to General Instruction I.B.6 of Form S-3 as a result of our public float being less than $75.0 million, which limited the amount of securities we could sell under the registration statement of which the prospectus supplement forms a part during any 12-month period. As of November 23, 2020, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $125,143,165, which was calculated based on 17,405,169 shares of our outstanding common stock held by non-affiliates at a price of $7.19 per share, the closing price of our common stock on that date.

The sales agent will be entitled to compensation at a commission rate of 4% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, the sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the sales agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the sales agent with respect to certain liabilities, including liabilities under the Securities Act.

We are a smaller reporting company under Rule 405 of the Securities Act and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus supplement, the documents incorporated by reference herein and future filings.

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Investing in our common stock involves a high degree of risk. Before buying shares of our common stock, you should carefully consider the risk factors described in “Risk Factors” beginning on page S-2 of this amendment and under similar headings in the prospectus supplement dated October 2, 2020 and other documents incorporated by reference into the prospectus supplement, the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is December 1, 2020.

TABLE OF CONTENTS

Amendment No. 1 to Prospectus Supplement

We have not, and the sales agent has not, authorized anyone to provide you with information different than that which is contained in or incorporated by reference in this amendment, the prospectus supplement, the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering. We are not, and the sales agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this amendment, the prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this amendment, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this amendment, the prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this amendment, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of the prospectus supplement and the accompanying prospectus titled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

For investors outside the United States: We have not and the sales agent has not done anything that would permit this offering or possession or distribution of this amendment, the prospectus supplement or the accompanying prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this amendment or the prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this amendment, the prospectus supplement or the accompanying prospectus outside of the United States.

ABOUT THIS AMENDMENT TO PROSPECTUS SUPPLEMENT

This amendment, the prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process on Form S-3 (File No. 333-222132), and that was declared effective by the SEC on January 11, 2018. Under the prospectus supplement dated October 2, 2020, as amended by this amendment, we may offer shares of our common stock having an aggregate sales price of up to $40.0 million (which amount includes the value of the shares we have already sold prior to the date of this amendment) from time to time at prices and on terms to be determined by market conditions at the time of offering.

This amendment describes the specific details regarding this offering, including the price, the amount of our common stock being offered, certain risks of investing in our common stock and other items. You should read this entire amendment, the prospectus supplement, as well as the accompanying prospectus, together with the additional information described therein under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” carefully before making an investment decision. Generally, when we refer to this prospectus, we are referring to both parts of this document combined.

To the extent there is a conflict between the information contained in this amendment, on the one hand, and the information contained in the prospectus supplement and the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this amendment. If any statement in one of these documents is inconsistent with a statement in another document having a later date - for example, a document incorporated by reference in the accompanying prospectus - the statement in the document having the later date modifies or supersedes the earlier statement.

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You should assume that the information contained in this amendment is accurate as of the date on the front cover of this amendment only and that any information we have incorporated by reference or included in the accompanying prospectus is accurate only as of the date given in the document incorporated by reference or as of the date of the prospectus, as applicable, regardless of the time of delivery of this amendment, the prospectus supplement or the accompanying prospectus or any sale of our common stock. Our business, financial condition, liquidity, results of operations and prospects may have changed since that date.

All references to “we,” “us,” “our,” the “company” and “DPW” mean DPW Holdings, Inc., including its subsidiaries, except where it is clear that the term refers only to DPW Holdings, Inc.

This amendment, the prospectus supplement, the accompanying prospectus, and the information incorporated herein and thereby by reference include trademarks, service marks and tradenames owned by us or other companies. All trademarks, service marks and tradenames included or incorporated by reference in this amendment, the prospectus supplement or the accompanying prospectus are the property of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), provide a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included or incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, including, without limitation, the discussion of changes and expectations concerning DPW’s business operations during the COVID-19 pandemic, expectations regarding financing, and expectations concerning DPW’s business strategy are forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “would,” “could,” “should,” “projects” “believes,” “anticipates,” “expects,” “plans,” “estimates,” “forecast,” “potential,” “thinks,” “intends,” “likely,” “continue,” “pursue,” “strategy” or “future,” or the negative of these words or other words or expressions of similar meaning. These statements are only predictions. Such statements are based on currently available operating, financial and competitive information, and are subject to inherent risks, uncertainties and changes in circumstances that are difficult to predict and many of which are outside of our control. Future events and our actual results and financial condition may differ materially from those reflected in these forward-looking statements. Therefore, you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause our actual results, performance, achievements or industry to differ materially from those indicated by these forward-looking statements. These important factors include the factors that we identify under the heading “Risk Factors” and elsewhere in this amendment, the prospectus supplement and the accompanying prospectus. Our forward-looking statements are based on our current expectations, intentions and beliefs as of the date of this amendment or the date of the documents incorporated by reference in this amendment, as the case may be, and except as required by federal securities laws, we do not undertake, and specifically decline, any obligation to update any of these statements or to publicly announce the results of any revisions to these statements to reflect future events or developments.

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THE OFFERING

The following summary contains general information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this amendment, the prospectus supplement and the accompanying prospectus.

Common stock offered by us pursuant to this amendment	Shares of our common stock having an aggregate offering price of up to $40.0 million, which includes approximately $9 million in gross proceeds from the prior sale of common stock under the sales agreement.

Plan of distribution	Our “At the market offering” that may be made from time to time on the NYSE American or other market for our common stock in the United States through the sales agent. See the section titled “Plan of Distribution” on page S-4 of this amendment.

Use of proceeds	We intend to use the net proceeds of this offering to finance our growth strategy and for working capital and general corporate purposes. See the section titled “Use of Proceeds” on page S-2 of this amendment.

Risk factors	See the section titled “Risk Factors” beginning on page S-2 of this amendment, page S-5 of the prospectus supplement, and the other information included in, or incorporated by reference into this amendment for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

NYSE American symbol	DPW

S-1

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks discussed below as well as those described under “Risk Factors” of the prospectus supplement and the accompanying prospectus and in the documents we have incorporated by reference herein and therein. In addition to the following risk factors, you should carefully consider the risks, uncertainties and assumptions discussed in our Annual Report on Form 10-K/A for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and in other documents that we subsequently file with the SEC that update, supplement or supersede such information, which documents are incorporated by reference into this prospectus. See “Where You Can Find More Information.” If any of the events actually occur, our business, financial condition or results of operation may be materially and adversely affected. In such case, the trading price of our common stock could decline, and investors could lose all or part of their investment. These risk factors may not identify all risks that we face, and our operations could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations.

Additional Risks Related to This Offering

You will experience immediate and substantial dilution.

The offering price per share in this offering will exceed the net tangible book value per share of our common stock outstanding prior to this offering. Assuming that shares of our common stock are sold at a price of approximately $7.19 per share, based on the sale price of our common stock on the NYSE American on November 23, 2020, for aggregate gross proceeds of $40,000,000, and after deducting commissions and estimated offering expenses payable by us, you will experience immediate dilution of $5.33 per share, representing the difference between our as adjusted net tangible book value per share as of September 30, 2020 after giving effect to this offering and the assumed offering price, net of commissions and offering expenses. The vesting of restricted stock units and the exercise of stock options and warrants will result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate sales proceeds of up to $40,000,000 (which amount includes approximately $9,000,000 of gross proceeds from shares we have already sold pursuant to the sales agreement prior to the date of this amendment) from time to time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions, expenses, and proceeds to us, if any, are not determinable at this time but will be reported in our periodic reports.

We intend to use the net proceeds, if any, from this offering for the financing of possible acquisitions of companies and technologies, business expansions and investments and for working capital and general corporate purposes, which may include the repayment, refinancing, redemption or repurchase of indebtedness or capital stock. We do not have agreements or commitments for any specific acquisitions at this time, other than those disclosed in our SEC filings.

The amount and timing of our actual expenditures for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and other factors described under the heading “Risk Factors” in this amendment and the prospectus supplement.  Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

DILUTION

If you purchase shares of our common stock in this offering, you will experience dilution to the extent of the difference between the public offering price per share in this offering and our as adjusted net tangible book value per share immediately after this offering. Net tangible book value per share is equal to the amount of our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock. As of September 30, 2020, our net tangible book value was approximately $(6,559,739), or $(0.57) per share based on 11,473,410 shares outstanding.

S-2

After giving effect to the sale of our common stock in the aggregate amount of $40,000,000 at an assumed public offering price of approximately $7.19 per share, after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2020 would have been approximately $31,750,261. This represents an immediate increase in net tangible book value of $2.43 per share to existing stockholders and an immediate decrease of $5.33 per share to new investors purchasing shares of our common stock in this offering at the public offering price. The following table illustrates this per share dilution:

Assumed public offering price per share		$7.19
Net tangible book value per share as of September 30, 2020	$(0.57)
Increase in net tangible book value per share after giving effect to this offering	2.43
As adjusted net tangible book value per share after giving effect to this offering		1.86
Decrease per share to new investors in this offering		$(5.33)

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding stock options or warrants having a per share exercise price less than the per share offering price to the public in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our stockholders.

The table and discussion above are based on 11,473,410 shares outstanding as of September 30, 2020 and excludes, as of that date, the following:

•	950 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2020, at a weighted average exercise price of $578 per share;

•	3,588,616 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2020, at a weighted average exercise price of $5.91 per share; and

•	2,232 shares of our common stock reserved for issuance pursuant to the conversion of preferred stock outstanding as of September 30, 2020.

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PLAN OF DISTRIBUTION

We have entered into a sales agreement, as amended, with the sales agent, under which we may issue and sell shares of our common stock having an aggregate gross sales price of up to $40,000,000 from time to time through the sales agent acting as such. Sales of our common stock, if any, under this prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act. The sales agreement was filed as an exhibit to our Current Report on Form 8-K filed with the SEC on October 2, 2020, and the amendment to the sales agreement has been filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 1, 2020, both of which are incorporated by reference in this prospectus supplement.

Each time we wish to issue and sell common stock, we will notify the sales agent of the number of shares to be issued, the dates on which such sales are anticipated to be made, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed the sales agent, unless the sales agent declines to accept the terms of the notice, the sales agent has agreed, subject to the terms and conditions of the sales agreement, to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. We may instruct the sales agent not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or the sales agent may suspend the offering of shares of common stock being made through the sales agent under the sales agreement upon proper notice to the other party.

We will pay the sales agent commissions for its services in acting as agent in the sale of our common stock. the sales agent will be entitled to compensation at a commission rate equal to 4% of the aggregate gross sales price of the shares sold. Because there is no minimum offering amount in this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the sales agent for certain specified expenses.

Settlement for sales of common stock will occur on the second business day following the date on which any sales are made, or on some other date that is agreed upon by us and the sales agent in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of the common stock on our behalf, the sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the sales agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agent against certain civil liabilities, including liabilities under the Securities Act.

The offering of our common stock pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all shares of our common stock having an aggregate offering price of $40,000,000, inclusive of the up to $8,975,000 already sold thereunder (unless the parties agree to extend, or increase the amount salable under, the sales agreement) or (2) termination of the sales agreement as permitted therein. We may terminate the sales agreement at any time upon five days’ prior notice and the sales agent may terminate the sales agreement at any time upon ten days’ prior notice.

Our common stock is listed on the NYSE American under the symbol “DPW.” The transfer agent of our common stock is Computershare Trust Company, N.A., 8742 Lucent Blvd., Suite 225, Highlands Ranch, CO 80129.

The sales agent and/or its affiliates may in the future provide various investment banking and other financial services for us for which services they may in the future receive customary fees. To the extent required by Regulation M promulgated under the Exchange Act, the sales agent will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

This summary of the material provisions of the sales agreement does not purport to be a complete statement of its terms and conditions.

The prospectus supplement, as amended by this amendment, and the accompanying base prospectus in electronic format may be made available on a website maintained by the sales agent, and the sales agent may distribute this amendment, the prospectus supplement and the accompanying base prospectus electronically.

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, as our counsel, will pass upon the validity of the common stock offered by this amendment and the prospectus supplement. Michael Best & Friedrich LLP, Salt Lake City, Utah, is counsel for the sales agent in connection with this offering.

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